Exhibit 99.2

E información complementaria de gobierno corporativo

And complementary corporate governance information

1. PROPUESTAS PARA JUNTA ORDINARIA DE ACCIONISTAS 2020 BANCO SANTANDER-CHILE

1.1. Resolver el destino de las utilidades del ejercicio 2019.

Se propondrá a la Junta Ordinaria de Accionistas la distribución de la utilidad líquida del ejercicio 2019, ascendente a $552.092.566.944, de la siguiente forma:

a) Repartir un dividendo de $0,87891310 por acción entre el total de 188.446.126.794 acciones emitidas e inscritas en el Registro de Accionistas, lo que alcanza a la suma total de $165.627.770.083.

b) Destinar un 30% a las utilidades retenidas del Banco.

c) Destinar el remanente 40% al fondo de reservas provenientes de utilidades, ascendente a $220.837.026.778.

El dividendo propuesto, de aprobarse, equivale al 30% de las utilidades del ejercicio del año 2019. Si tomamos el precio de cierre de la acción al día 23 de marzo, este dividendo representaría un retorno de 3,0% sobre dicho precio de cierre referencial. La decisión de distribuir un 30% a accionistas y destinar un 30% a utilidades retenidas se base en la evolución de la pandemia de Covid-19 y la contingencia económica consecuente. El Banco busca proveer el sustento necesario a todos sus clientes, individuos, PYMEs y compañías en general, para asegurar la continuidad de sus actividades.

Banco Santander Chile tiene niveles sólidos de capital y una buena gestión de riesgo crediticio. Esta medida temporaria de reducir la distribución de dividendos Al mínimo legal chileno, incrementará la base capital, manteniendo la posición sólida y otorgando el Banco con el mecanismo para mantener el crecimiento de préstamos a clientes hasta que haya mayor claridad con relación a la evolución de eventos globales y locales.

Además, la destinación de 40% de las utilidades al fondo de reservas también aumentará la base de capital del Banco.

1. PROPOSALS FOR THE 2020 ORDINARY SHAREHOLDER’S MEETING BANCO SANTANDER-CHILE

1.1. Decide the destination of the profits of the fiscal year 2019.

It will be proposed to the Ordinary Shareholders’ Meeting the distribution of net income for the year 2019, amounting to $ 552,092,566,944 as follows:

a) Distribute a dividend of Ch$0.87891310 per share out of the total of 188,446,126,794 shares issued and registered in the Register of Shareholders, which amounts to a total of $165,627,770,083.

b) Allocate 30% to retained earnings of the Bank.

c) Allocate the remaining 40% to reserves of the Bank, amounting to $220,837,026,778.

The proposed dividend, if approved, is equivalent to 30% of the profits for the year 2019. If we take the closing price of the share as of March 23, this dividend would represent a return of 3.0% on that referential closing price. The decision to distribute 30% to shareholders and allocate 30% to retained earnings is based on the evolving Covid-19 pandemic and consequent economic contingency. The Bank seeks to provide the necessary support to all of its clients, individuals, SMEs and companies in general, to ensure the continuity of their activities.

Banco Santander Chile has solid capital levels and good credit risk management. This temporary measure to reduce payout to the Chilean legal minimum will increase the capital base, maintaining a solid position and provide the Bank with a mechanism to maintain credit growth to clients until there is greater clarity regarding the evolution of global and local events.

In addition, the proposed allocation of the remaining profit (40%) for the year will also increase the capital base of the Bank.

1.2 Elección total de los miembros del Directorio

Se propondrá a la Junta Ordinaria de Accionistas la reelección de la totalidad de los miembros de nuestro actual Directorio, correspondiente a las siguientes personas:

Para ver más información, ver nuestro sitio web

1.2 Total Election of Board of Directors

It will be proposed at the Ordinary Shareholders Meeting to reelect all our current members of the Board as follows:

For more information, see our website

I. Claudio Melandri (Presidente)

Es presidente del Directorio de Banco Santander Chile. Con más de 30 años de trayectoria en la industria financiera, fue gerente general de Banco Santander Chile desde enero de 2010 hasta marzo de 2018. Inició su carrera en el Banco Concepción y en 1990 ingresó al Grupo Santander, donde ha ocupado distintos cargos de responsabilidad, entre ellos, gerente Regional, gerente de la Red de Sucursales, gerente de Recursos Humanos y gerente de Banca Comercial. También fue vicepresidente ejecutivo de Banco Santander en Venezuela, donde se desempeñó por tres años, teniendo a su cargo la formación del área comercial de la entidad en ese país.

Claudio Melandri es contador auditor e ingeniero comercial. Además tiene un MBA de la Universidad Adolfo Ibáñez.

Otros cargos actuales:

●	Country Head del Grupo Santander en Chile.
●	Presidente de Santander Chile Holding.
●	Presidente de Universia Chile.

Comités:

Asset and Liability Committee

Comité estratégico (Presidente)

Comité de mercados

Comité de Retribuciones

I. Claudio Melandri (President)

He is the President of the Board of Directors of Banco Santander Chile. With more than 30 years of experience in the financial industry, he was Chief Executive Officer of Banco Santander Chile from January 2010 to March 2018. His professional career began at Banco Concepcion and in 1990 he joined Santander Group, where he has held various leadership positions, including that of Regional Director, Branch Network Director, Human Resources Director and Commercial Banking Director. He was also Executive Vice President of Banco Santander in Venezuela, where he worked for three years and oversaw the formation of the commercial area of the entity in this country.

Claudio Melandri has degrees in Business and Accounting and holds a Master of Business Administration from the Universidad Adolfo Ibañez.

Other current roles:

●	Country Head of Santander Group in Chile.
●	President of Santander Chile Holding.
●	President of Universia Chile.

Committees:

Asset and Liability Committee

Strategy Committee (President)

Market Committee

Remuneration Committee

II. Rodrigo Vergara (Primer Vicepresidente) (Independiente)

Graduado de Ingeniero Comercial de la Pontificia Universidad Católica de Chile en 1985. Obtuvo un Ph.D. en Economía de la Universidad de Harvard en 1991. Fue presidente del Banco Central de Chile entre 2011 y 2016 y miembro de su Consejo entre 2009 y 2011. Comenzó su carrera profesional en el Banco Central de Chile, ascendiendo al cargo de economista jefe en 1992. Entre 1995 y 2003 estuvo en el Centro de Estudios Públicos y entre 2003 y 2009 en el Instituto de Economía de la Universidad Católica de Chile. Asesor económico de bancos centrales y de gobiernos de diversos países de América Latina, Europa del Este, Asia y África, y consultor externo del Banco Mundial, el Fondo Monetario Internacional, el Banco Interamericano de Desarrollo y las Naciones Unidas. Ha integrado, entre otros, el Consejo Asesor Presidencial sobre Trabajo y Equidad, el Consejo Asesor sobre el Tratado de Libre Comercio Chile-Estados Unidos, la Comisión Nacional de Ahorro y el Grupo Conicyt de Economía. Es autor de numerosos artículos publicados en revistas profesionales especializadas y ha editado diversos libros. Miembro del Directorio desde el 12 de julio de 2018.

Otros cargos actuales:

●	Investigador del Centro de Estudios Públicos (CEP).
●	Investigador asociado del Centro Mossavar-Rahmani de Negocios y Gobierno de la Escuela de Gobierno (Kennedy School) de la Universidad de Harvard.
●	Profesor titular del Instituto de Economía en la Universidad Católica de Chile.
●	Consultor económico y miembro de la junta directiva de varias compañías.

Comités:

Comité de mercados

Comité de directores y auditoría

Asset and Liability Committee (Presidente) Comité estratégico

II. Rodrigo Vergara (First Vice-President) (Independent)

He graduated with a business degree from the Pontificia Universidad Católica de Chile in 1985. He obtained a PhD in Economy at Harvard University in 1991. He was president of the Chilean Central Bank between 2011 and 2016 and a member of its Board between 2009 and 2011. His professional career began at the Chilean Central Bank, becoming chief economist in 1992. Between 1995 and 2003 he worked at the Public Studies Centre and between 2003 and 2009 at the Economics Institute of Universidad Católica de Chile. He has been the economic adviser to Central Banks and governments of various countries in Latin America, Eastern Europe, Asia and Africa, and external consultant for the World Bank, the International Monetary Fund, the Inter-American Development Bank and the United Nations. He has been a member of, among others, the Presidential Advisory Council for Labour and Equity, the US-Chile Free Trade Agreement Advisory Council, the National Savings Commission and the Economic Conicyt Group. He has authored numerous articles published in specialized professional journals and has edited several books. Member of the Board since July 12, 2018.

Other current positions:

●	Researcher at the Public Studies Centre.
●	Associate researcher of the Mossavar-Rahmani centre for Business and Government, of John F. Kennedy School of Government, Harvard University.
●	Economics professor-Universidad Católica de Chile.
●	Economic consultant and member of the directive board of several companies.

Committees:

Markets committee

Audit committee

Asset and Liability Committee (President)

Strategy committee

III. Orlando Poblete (Segundo Vicepresidente) (Independiente)

Abogado de la Universidad de Chile con grado de magíster en Derecho de la misma universidad. Es, además, graduado del Programa de Alta Dirección de Empresas PADE del ESE Business School de la Universidad de los Andes.

Entre 1979 y 1991, se desempeñó como profesor de Derecho Procesal de la Universidad de Chile, para luego ocupar el mismo cargo en la Universidad de los Andes. Entre 1997 y 2004 fue decano de la Facultad de Derecho de dicha universidad y desde entonces hasta 2014 se desempeñó como rector, año en que pasa a ser miembro, hasta la actualidad, de la Junta Directiva de esa casa de estudios.

Es miembro del Directorio desde el 22 de abril de 2014.

Otros cargos actuales:

●	Socio del estudio de abogados Orlando Poblete y Cía.
●	Miembro del cuerpo arbitral del Centro de Arbitraje y Mediación de la Cámara de Comercio de Santiago

Comités

Comité de retribuciones (Presidente)

Comité de directores y auditoría (Presidente)

III. Orlando Poblete (Second Vice President) (Independent)

Lawyer from the Universidad de Chile with a master’s degree in law from the same university. He also graduated from the Senior Management Business Program PADE, of ESE Business School at Universidad de Los Andes.

Between 1979 and 1991, he worked as a teacher of Procedural Law at Universidad de Chile and then he held the same position at the Universidad de Los Andes. Between 1997 and 2004 he was Dean to the Faculty of Law of that university and from then until 2014 he served as rector, year in which he became a member, to date, of the Management Board of that University.

He has been a Board member since April 22, 2014.

Other current positions:

●	Partner of the law firm Orlando Poblete and Company.
●	Member of the Arbitration and Mediation Centre of the Chamber of Commerce of Santiago.

Committees

Remuneration Committee (President)

Audit Committee (President)

IV. Félix de Vicente (Independiente)

Ingeniero comercial con mención en Economía de la Universidad de Chile. Se inició como exportador de frutas de la Región de O’Higgins y como gerente de Administración y Finanzas de Telemercados Europa, para luego desempeñarse como presidente y socio de varias empresas, tanto en Chile como en el exterior. Entre 2013 y 2014 fue ministro de Economía, Fomento y Turismo, habiéndose desempeñado anteriormente como director de Promoción de Exportaciones (ProChile), entidad dependiente del Ministerio de Relaciones Exteriores.

En 1999 fue nominado como “Empresario del Año”, en la categoría Joven, de la Universidad del Desarrollo. Además, ha recibido los siguientes reconocimientos: “Hombre Público del Año de la Industria del Vino (2011)”, “Personaje Destacado por Industria del Salmón (2012)”, “Miembro del Círculo de Honor de la Universidad de Chile (2013)”, “Hombre del Año de la Asociación Empresas de Software (2013)” y “Personaje Público de Empresas Consultoras de Ingeniería (2013)”.

Es miembro del Directorio desde el 27 de marzo de 2018.

Comités

Asset and Liability Committee

Comité de directores y auditoría

Comité integral de riesgo

Comité estratégico

Comité de nombramientos (Presidente)

IV. Félix de Vicente (Independent)

He has a business degree with a specialization in Economics from the Universidad de Chile. He started as a fruit exporter in the O’Higgins region and as the Administration and Finance Director of Telemercados Europa, and then served as president and partner of several companies, both in Chile and abroad. Between 2013 and 2014 he was the Minister of Economy, Development and Tourism, having previously worked as the director of the Promotion of Exports (ProChile), an organization belonging to the Ministry of Foreign Affairs.

In 1999 he was nominated as “Businessman of the Year”, in the youth category of Universidad del Desarrollo. He has also been distinguished with the following awards: “Public Man of the Year in the Wine Industry (2011)”, “Outstanding Character in the Salmon Industry (2012)”, “Member of Universidad de Chile’s Circle of Honour (2013)”, “Man of the Year of Software Companies Association (2013)”, “Public Character of Engineering Consulting Firms (2013)”.

Member of the Board since March 27, 2018.

Committees

Asset and Liability Committee

Audit Committee

Integral Risk Committee

Strategy Committee

Management Appointment Committee (President)

V. Alfonso Gómez (Independiente)

Ingeniero civil de la Pontificia Universidad Católica de Chile, Master of Design y Doctor of Philosophy del Royal College of Art de Londres.

Inició su carrera como académico del Departamento de Ingeniería Industrial y de Sistemas de la Universidad Católica de Chile. Fue socio fundador de empresas, incluidas Apple Chile, Unlimited y Virtualia, esta última la primera red social desarrollada en América Latina. Se ha desempeñado como director de numerosas organizaciones, entre ellas, Derco, el Consejo Nacional de la Cultura y las Artes, Fundación País Digital y el Consejo Nacional de Innovación. Ejerció como decano de la Facultad de Ingeniería y Ciencias y, posteriormente, de la Escuela de Negocios de la Universidad Adolfo Ibáñez. Puso en marcha el Centro de Innovación UC, desde su rol de presidente ejecutivo.

Se integra como miembro del Directorio el 27 de marzo de 2018.

Otros cargos actuales:

●	Consejero del Centro de Innovación UC Anacleto Angelini.
●	Director de SONDA S.A.

Comités

Comité integral de riesgo (Presidente)

Comité estratégico

Comité de retribuciones

Comité de mercados

Asset and Liability Committee

V. Alfonso Gómez (Independent)

He is a civil engineer from the Pontificia Universidad Católica de Chile, Master of Design and Doctor of Philosophy at Royal College of Art of London.

His professional career began as an academic at the Industrial and Systems Engineering Department of Universidad Católica de Chile. He became a founding member of Apple Chile, Unlimited and Virtualia, the first social network developed in Latin America. He has served as director of numerous organizations, including Derco, the National Council for the Arts and Culture, Digital Country Foundation and the National Innovation Council. He worked as a dean at the Engineering Faculty and, later, at the Business School of Universidad Adolfo Ibáñez. He launched the Innovation Centre UC, in his role as executive president.

He joined the Board of Directors on March 27, 2018.

Other current positions:

●	Director of the Innovation Centre UC Anacleto Angelini.
●	Director of SONDA Ltd.

Committees

Integral Risk Committee (President)

Strategy Committee

Remuneration Committee

Market Committee

Asset and Liability Committee

VI. Ana Dorrego

Licenciada en Administración de Empresas de la Universidad Pontificia de Comillas ICAI– ICADE. Además, posee un MBA Internacional de la Universidad de Deusto-Bilbao, España, y de la Universidad Adolfo Ibáñez, Chile.

Fue directora comercial de la Banca Transaccional en Bankinter. En 2000 ingresa al Grupo Santander, donde ejerció diversos cargos, entre ellos, directora de Desarrollo de E-business y en los últimos años se ha desempeñado en el área de Planificación Financiera y Desarrollo Corporativo de Grupo Santander.

Es miembro del Directorio desde el 15 de marzo de 2015.

Otros cargos actuales:

●	Directora de Caceis y Caceis Bank (Francia).
●	Directora de Caceis España.

VI. Ana Dorrego

She has a degree in Business Administration from Universidad Pontificia de Comillas ICAII-CADE. She also holds an International MBA in Business Administration from Universidad Pontificia de Comillas ICAII-CADE.

She was the Commercial Director of Transactional Banking at Bankinter. In 2000 she joined Santander Group, where she held various positions, including Director of E-Business Development and in recent years she has served in the Corporate Strategy and Development area at Santander Group.

Member of the board since March 15, 2015

Other current positions:

●	Director of Caceis and Caceis Bank (France).
●	Director of Caceis Spain.

VII. Rodrigo Echenique

Licenciado en Derecho de la Universidad Complutense de Madrid y abogado del Estado.

En 1976 se incorporó al Banco Exterior de España como director general adjunto y jefe de Servicios Legales. Posteriormente, fue nombrado director general adjunto y miembro de la Comisión Ejecutiva, y se desempeñó como director ejecutivo de Banco Santander de 1988 a 1994. Ejerció como miembro de directorios de diversas empresas industriales y financieras, entre ellas Ebro Azúcares y Alcoholes e Industrias Agrícolas y presidió el consejo asesor de Accenture. También fue presidente no ejecutivo de NH Hotels Group, Vocento, Vallehermoso y Merlin Properties SOCIMI.

Miembro del Directorio desde el 26 de marzo de 2019.

Otros cargos actuales:

●	Vicepresidente y director ejecutivo de Banco Santander España.
●	Miembro de la Junta de Santander México.

VII. Rodrigo Echenique

He has a degree in Law from the Universidad Complutense de Madrid and state attorney.

In 1976 he joined the Banco Exterior de España as deputy general manager and head of Legal Services. He was subsequently appointed as deputy general director and member of the Executive Committee and served as executive director of Banco Santander from 1988 to 1994. He served as a board member of various industrial and financial companies, including Ebro Azúcares y Alcoholes and Industrias Agrícolas and chaired the advisory council of Accenture. He was also non-executive chairman of NH Hotels Group, Vocento, Vallehermoso and Merlin Properties SOCIMI.

Member of the Board since March 26, 2019.

Other current positions:

●	Vice-chairman and executive director of Banco Santander Spain.
●	Member of the board of Santander Mexico.

VIII. Lucia Santa Cruz

Posee un B.A. en Historia de King’s College, Universidad de Londres y un Master of Philosophy en Historia de la Universidad de Oxford. Obtuvo el título de Doctor Honoris Causa en Ciencias Sociales en King’s College, Universidad de Londres.

Es miembro del Directorio desde el 19 de agosto de 2003.

Otros cargos actuales:

●	Miembro de la Junta Directiva de la Universidad Adolfo Ibáñez.
●	Directora de Chilena Consolidada Seguros Generales y Chilena Consolidada Seguros de Vida.
●	Miembro de número de la Academia Chilena de Ciencias Sociales, Políticas y Morales.

Comités

Comité estratégico

Comité de análisis y resolución (CAR)

Comité de mercados

VIII. Lucia Santa Cruz

She has a Bachelor of Arts in History at King’s College, University of London, and an MPhil in History at the University of Oxford. She obtained a Doctor Honoris Causa in Social Sciences at King’s College, University of London.

She has been a Board member since August 19, 2003.

Other current positions:

●	She is a member of the Directive Board of Universidad Adolfo Ibáñez.
●	Director of the General Chilena Consolidada General and Life Insurance Company.
●	Member of the Chilean Academy of Social, Political and Moral Sciences.

Committees

Strategy Committee

Analysis and Resolution Committee

Market committee

IX. Juan Pedro Santa María (Independiente)

Abogado de la Pontificia Universidad Católica de Chile.

Se ha desempeñado como director jurídico corporativo del Grupo Santander en Chile y fiscal de Banco Santander Chile, Banco O’Higgins y Banco Santiago. Ocupó el cargo de presidente del Comité Jurídico de la Asociación de Bancos e Instituciones Financieras por más de 20 años y presidente pro tempore del Comité de Derecho Financiero de la Federación Latinoamericana de Bancos (FELABAN).

Es miembro del Directorio desde el 24 de julio de 2012.

Otros cargos actuales:

●	Miembro del Consejo del Centro de Arbitraje y Mediación de Santiago de la Cámara de Comercio de Santiago.

Comites

Comité de directores y auditoría (Secretario)

Comité de análisis y resolución (CAR) (Presidente)

Comité integral de riesgo

IX. Juan Pedro Santa María (Independent)

He is a lawyer from the Pontificia Universidad Católica de Chile.

He has been the Legal Corporate Director of the Santander Group in Chile and prosecutor for Banco Santander Chile, Banco O’ Higgins and Banco Santiago. He has worked as President of the Legal Committee of the Banking and Finance Commission for more than 20 years and as the President Pro Tempore at the Financial Law Committee of the Latin-American Banking Federation (FELABAN).

Member of the board since July 24, 2012.

Other current positions:

●	Member of the Arbitration and Mediation Centre of the Chamber of Commerce of Santiago.

Committees

Audit Committee (Secretary)

Analysis and Resolution Committee (President)

Integral Risk Committee

Las Administradores de Fondos de Pensiones (AFP) han propuesto la siguiente candidata para el directorio:

The Pension Fund Administrators (AFPs) have proposed the following candidate for the Board:

Victoria Hurtado Larrain

Abogada de la Universidad de Chile con un Master en Public Administration por la Harvard Kennedy School. Tiene experiencia en el sector público, academia, fundaciones y en el sector privado. Actualmente es Directora y Vice Presidenta de Innovación de Microsystem S.A. donde se ha desempeñado como consultora en temas de transformación digital incorporando visión tecnológica, jurídica y de política pública. Ha sido colaboradora en revistas, guionista y autora de libros, entre otros.

Victoria Hurtado Larrain

She is a lawyer from the Universidad de Chile with a Masters in Public Administration from the Harvard Kennedy School. She has experience in the public sector, academia, foundations and the private sector. She is currently Director and Vice President of Innovation at Microsystem S.A. where she has been a consultant of digital transformation incorporating technological, judicial and public policy vision. She has collaborated with magazines, written scripts and books, among others.

Directores Suplentes

Se propondrá, asimismo, nombrar en forma definitiva, como director suplente, a las siguientes personas:

Alternate Directors

Furthermore it will also be proposed to definitively appoint as Alternate Directors the following:

I. Blanca Bustamante (Independiente)

Ingeniero comercial con mención en Economía de la Pontificia Universidad Católica de Chile.

Su experiencia profesional incluye la posición de analista económico en el Banco Central de Chile y analista de estudios en Oppenheimer & Co. Nueva York y en IM Trust. En 1998 ingresa a Viña Concha y Toro como head of Investor Relations, posición que ocupa hasta 2010. En 2001 asume adicionalmente el cargo de subgerente de Comunicaciones Corporativas y en 2017 la Dirección de Asuntos Corporativos.

Es miembro del Directorio desde el 28 de abril de 2015.

Otros cargos actuales:

●	Directora de Investor Relations de Concha y Toro.
●	Miembro del Consejo Directivo del Centro de Investigación e Innovación de Concha y Toro.

Comités

Comité integral de riesgo

Comité estratégico

Comité de nombramientos

I. Blanca Bustamante (Independent)

She has a business degree with a specialization in Economics at Universidad Católica de Chile.

Her professional experience includes a place as an economic analyst in the Chilean Central Bank, and as a research analyst at Oppenheimer & Co. New York and in IM Trust. In 1998 she joined Viña Concha y Toro as the Head of Investor Relations, where she worked until 2010. In 2001 she became the Assistant Director of Corporate Communications.

Member of the board since April 28, 2015.

Other current positions:

●	Head of Investor Relations at Viña Concha y Toro.
●	Member of the Directive Council of the Concha y Toro Centre of Research and Innovation.

Committees

Integral Risk Committee

Strategy Committee

Management Appointment Committee

II. Oscar Von Chrismar (Independiente)

Ingeniero civil de la Universidad de Santiago con estudios de especialización en Estados Unidos y Europa.

Se desempeñó como gerente de la División Financiera de Morgan Bank y gerente del Área Financiera de ING Bank, para luego ingresar a Banco Santander en 1990 como subgerente general del Área Financiera. Entre 1995 y 1996 fue gerente general de Banco Santander Perú. En 1997 asumió como gerente general de Santander Chile, tras lo cual se incorporó al Directorio.

Miembro del Directorio desde el 22 de diciembre de 2009.

Otros cargos actuales:

●	Director de la Bolsa de Comercio de Santiago.
●	Director de Sinacofi.

Comités

Comité integral de riesgo

Comité de mercados (Presidente)

Comité estrategico

Comité de nombramientos

Asset and Liability Committee

Comité de análisis y resolución (CAR)

II. Oscar Von Chrismar (Independent)

He is a civil engineer from Universidad de Santiago with specialized studies abroad, in the United States and Europe.

He worked as the Director of the Financial Division at Morgan Bank and as Director of the Financial Area at ING Bank, and then joined Banco Santander in 1990 as General Assistant Manager in the Financial Division. Between 1995 and 1996 he was the General Manager of Banco Santander Perú. In 1997 he became general manager of Santander Chile, after which he joined the Board of Directors.

Member of the board since December 22, 2009.

Other current positions:

●	Director of the Santiago Stock Exchange.
●	Director of Sinacofi.

Committees

Integral Risk Committee

Market Committee (President)

Strategy Committee

Management Appointment Committee

Asset and Liability Committee

Analysis and Resolution Committee

1.3. Determinación de las remuneraciones del Directorio.

Se propondrá mantener las remuneraciones actualmente vigentes, acordadas en Junta Ordinaria de Accionistas de 26 de abril de 2019, las que aparecen informadas en la Memoria del Banco y disponibles en la página web.

La propuesta consiste en una remuneración mensual de UF 250 para cada director del Banco, por sesión asistida. En el caso del Presidente, esta comisión es doble este monto, mientras que para el Vicepresidente es un 50% mayor. También se propone que si un director participa en uno o más comités, excluyendo el Comité de Auditoría y el Comité Integral de Riesgos, recibirán una comisión de UF 30 por cada sesión asistida, y el Presidente de cada comité recibirá el doble de dicho monto. Las remuneraciones están limitadas a una sesión mensual por Comité. En relación a los directores que integran el Comité Integral de Riesgo, cuya frecuencia es 2 veces al mes, la remuneración propuesta es de UF 15 por cada sesión asistida, y para el presidente de este comité el doble del monto mencionado.

De acuerdo al artículo 50 bis de la Ley de Sociedades Anónimas, los miembros del Comité de Directores y Auditoría deben recibir una remuneración adicional no menor a un tercio del honorario que reciben como directores titulares. En cumplimiento con la ley, el honorario del presidente de este comité asciende a 230 UF, mientras que los demás directores que lo integran perciben 115 UF por asistencia a cada sesión con tope de una sesión mensual.

En todos los Comités se pagarán las comentadas remuneraciones mensuales por sesión efectivamente asistida.

Aquellos directores que se desempeñan como ejecutivos del Banco en España no reciben remuneración por su participación como integrantes de los comités a los que asisten.

1.3. Determination of Board Remuneration.

It will be proposed to maintain the remunerations currently in force, agreed at the Ordinary Shareholders Meeting of April 26, 2019, which are available in the Bank’s Report and on the website.

The proposal consists of a monthly remuneration of 250 UF to each director of the Bank for each session attended. In the case of the Chairman of the Board, this fee is twice the amount mentioned above, while that of the Vice-Chairmen is increased by 50%. It is also being proposed that if a director participates in one or more committees, excluding the Audit Committee and the Integral Risk Committee they will receive a fee of 30 UF for each session attended. The president of each committee will receive twice the amount mentioned. The remunerations are limited to one monthly session per committee. In relation to the directors that make up the Integral Risk Committee, whose frequency is two monthly sessions, of the remuneration of 15 UF is proposed for each session attended and for the president of this committee, twice this amount mentioned.

According to Article 50 bis of the Chilean Securities Market Law, the members of the Directors and Audit Committee must receive an additional remuneration not less than one-third of the fee they receive as directors. In compliance with the law, the fee of the president of this committee amounts to 230 UF, while the other directors receive 115 UF for attendance at each session.

In all the Committees the mentioned monthly remunerations will be paid per session effectively attended.

Directors who serve as executives of the Bank in Spain are not paid for their participation as members of the committees they attend.

1.4. Designación de Auditores Externos para el ejercicio 2020.

Para este efecto se han solicitado propuestas a las firmas Deloitte, KPMG y PwC. Las 2 primeras respondieron por carta excusándose, por cuanto no tienen independencia respecto de Santander, en razón de prestarle diferentes servicios de asesoría, lo que es incompatible con la auditoría externa. En el caso de PwC los honorarios que eventualmente se deban pagar son los mismos que en el ejercicio 2019.

Por estas consideraciones, el Directorio del Banco ha acordado proponer a la Junta Ordinaria de Accionistas que se mantenga a PricewaterhouseCoopers Consultores, Auditores SpA. (PwC) como auditores externos del Banco y sus filiales, para el ejercicio del año 2020, según propuesta del Comité de Directores y Auditoría. PricewaterhouseCoopers Consultores, Auditores SpA. ha desarrollado en buena forma la auditoría del año 2019 y no es conveniente hacer cambios dado que esta firma lleva sólo tres ejercicios auditados.

Por lo tanto se sugirió al Directorio que se renueva el contracto de auditoria con PricewaterhouseCoopers Consultores, Auditores SpA. (PwC) para el año financiero de 2020.

1.5. Designación de Clasificadores Locales Privados de Riesgo.

Se propondrá continuar con Fitch Chile, cuyos honorarios comprenden tanto servicios de clasificación nacional como internacional, y contratar a Feller en vez de ICR Chile, atendido que los honorarios propuestos por aquélla son más convenientes que los planteados por esta última empresa.

1.4. Appointment of External Auditors for the year 2020.

For this purpose we received proposals from the firms Deloitte, KPMG and PwC. The first two responded by letter that they were not able to participate as they were not independent to Santander: they currently provide advisory services, which is incompatible with external auditing. For PwC, the proposal of fees are similar to those paid for external auditing in 2019.

Taking this into consideration, the Board of the Bank has agreed to propose to the Ordinary Shareholders Meeting to keep the appointment of PricewaterhouseCoopers Consultores, Auditores SpA (PwC) as external auditors of the bank and its subsidiaries for the year 2020, as it was proposed by the Directors’ Committee and Audit. This committee indicated to the Board of Directors that PricewaterhouseCoopers Consultores, Auditores SpA has performed a good and satisfactory audit of the year 2019, and that it is not convenient to make changes since this firm has only three audited years.

Therefore it suggested to the Board that the audit contract is renewed with PricewaterhouseCoopers Consultores, Auditores SpA for the financial year 2020.

1.5. Designation of Local Private Risk Rating Agencies.

It will be proposed to continue with Fitch Chile, given the convenient proposal of fees which includes both national and international classifications presented, and to hire Feller instead of ICR Chile, given that the proposal of fees was more convenient than the latter company.

1.6. Informe del Comité de Directores y Auditoría, determinación de la remuneración de sus miembros y del presupuesto de gastos para su funcionamiento.

Se propondrá a la junta que el presupuesto de funcionamiento de este Comité sea la misma cantidad acordada en la Junta Ordinaria de Accionistas del año recién pasado, equivalente a 7.200 Unidades de Fomento. Esta propuesta considera la parte de la remuneración que la ley exige pagarles a los miembros del comité por su desempeño en él.

1.6 Report of the Directors and Audit Committee, determination of the remuneration of its members and the budget of expenses for its operation.

It will be proposed to the Ordinary Shareholders Meeting that the operating budget of this Committee continue to be the same amount agreed for the last year, equivalent to UF7,200. This proposal considers the part of the remuneration that the law requires to pay the members of the committee for their performance in it.

2. INFORMACIÓN COMPLEMENTARIA DE GOBIERNO CORPORATIVO

2.1. Overview

Banco Santander cuenta con un Gobierno Corporativo sólido, que responde a los más altos estándares internacionales y está comprometido con la gestión de una banca responsable. Es encabezado por un Directorio cuyas funciones están claramente determinadas y que participa activamente en la definición de la estrategia del negocio y en el adecuado control de los riesgos.

2.1.1 Composición e independencia

El máximo órgano de gobierno en Santander Chile es el Directorio, conformado por nueve miembros titulares, más dos suplentes. Todos ellos han sido individualmente elegidos por la Junta de Accionistas respectiva por un período de tres años, con posibilidad de ser reelegidos de manera indefinida por períodos de igual duración. Actualmente, dos de los directores titulares son directivos del Grupo Santander y cinco son independientes en conformidad a lo establecido en el artículo 50 bis de la Ley N° 18.046, sobre Sociedades Anónimas, y a ello se sumarían otros dos directores independientes, por cumplir con los requisitos que la ley impone para detentar dicha calidad. El presidente del Directorio no es ejecutivo de la organización.

2.1.2. Procesos de designación y selección

Los miembros del Directorio de Banco Santander Chile son designados y seleccionados de acuerdo con los lineamientos entregados por el Grupo Santander y lo establecido en la Ley N° 18.046 sobre Sociedades Anónimas y lo estipulado en la Ley General de Bancos de Chile.

Se trata de un grupo altamente calificado que en su conjunto posee amplio conocimiento sobre bancas minoristas, privadas, mayoristas y de inversión; gestión de activos, financiera y contable, operativas y de riesgos; seguros; materias jurídicas, de regulación y políticas públicas; marketing, ventas y comunicación; recursos humanos, cumplimiento y auditoría; y planificación y desarrollo corporativo. Además, cuentan con vasta experiencia nacional e internacional, tanto en el sector financiero como en otros rubros ligados al negocio bancario que son relevantes para la administración del Banco.

2. COMPLEMENTARY INFORMATION ON CORPORATE GOVERNANCE

2.1. Overview

Banco Santander has a solid corporate governance, which meets the highest international standards and is committed to responsible management of the Bank. It is headed by a Board whose functions are clearly determined and which is actively involved in defining the business strategy as well as in proper risk control.

2.1.1 Composition and independence

The highest corporate governance body in Santander Chile is the Board of Directors, composed of nine directors and two alternate directors. All of them have been individually elected by the respective Shareholders’ Meeting for a three year period, with the possibility of being re-elected indefinitely for periods of equal duration. Currently, two of the directors are directors of the Santander Group and five are independent per Art. 50 of Law 18.046 of Sociedades Anónimas (Chilean Securities Market Law), and to this, two other independent directors will be added, on complying with the legal requirements of this quality. The President of the Board is not an executive of the organization.

2.1.2 Designation and selection processes

The members of the Board of Directors of Banco Santander Chile are appointed and selected under the guidelines provided by the Santander Group and the regulation outlined in the Chilean Securities Market Law and the General Banking Law.

It is a highly qualified group that collectively displays ample knowledge on retail, private, wholesale and investment banking; management of assets, finance and accounting, operations and risk; insurance; legal, regulatory and public policy matters; marketing, sales and communications; human resources, compliance and auditing; and corporate planning and development. In addition, they have extensive national and international experience, both in the financial sector and in other areas related to the banking business that are relevant to the Bank's administration.

2.1.3. Funciones y Actividades

Al Directorio le corresponde la administración de Banco Santander Chile, además de representar a la organización judicial y extrajudicialmente. Entre sus principales funciones se encuentran las siguientes:

●	Establecer y aprobar políticas, lineamientos estratégicos generales, valores corporativos, líneas de responsabilidad y sus respectivos canales de reporte, además de la supervisión de su aplicación.

●	Definir y aprobar el plan estratégico, promoviendo una gestión de capital de mediano y largo plazo acorde con los perfiles de riesgo definidos.

●	Proteger los intereses de los accionistas y el público en general, junto con la aprobación de políticas de información y comunicación con éstos, los mercados y la opinión pública.

●	Aprobar los Estados Financieros individuales y consolidados del Banco y de sus filiales, y su presentación a la Junta de Accionistas.

●	Citar a Junta de Accionistas, elaborar la agenda de temas y proponer acuerdos.

●	Vigilar, controlar y evaluar la eficacia del sistema de Gobierno Corporativo, y establecer canales de denuncia

●	Establecer mecanismos adecuados para cumplir con la legislación, regulación y políticas internas.

●	Aprobar las operaciones que se lleven a cabo con sociedades relacionadas.

2.1.3. Functions and activities

The Board of Directors is responsible for the administration of Banco Santander Chile, as well as representing it at a judicial and extrajudicial level. Its main roles include the following:

●	Establishing and approving policies, general strategic guidelines, corporate values, and lines of responsibility with their respective reporting channels, in addition to monitoring their implementation.

●	Defining and approving the strategic plan, promoting medium-and long-term capital management in line with the defined risk profiles.

●	Protecting the interests of shareholders and the general public, together with the adoption of information and communication policies with shareholders, markets and public opinion.

●	Approving the individual and consolidated Financial Statements of the Bank and its subsidiaries and presenting it to the Shareholders' Meeting.

●	Summoning the Shareholders' Meeting, preparing the agenda and proposing agreements.

●	Monitoring, controlling, and evaluating the effectiveness of the Corporate Governance system, as well as establishing reporting channels.

●	Setting appropriate mechanisms to comply with domestic legislation, regulation and policies.

●	Approving transactions carried out with related companies.

●	La aprobación y revisión periódica del marco de apetito de riesgo del Banco y sus filiales.

El Directorio se reúne en sesiones ordinarias celebradas por lo menos una vez al mes, y en sesiones extraordinarias convocadas por el presidente o a petición de tres o más directores, si el presidente aprueba la necesidad de dicha reunión. Los directores deben asistir como mínimo al 75% de las sesiones anuales que celebre el Directorio.

Las sesiones ordinarias son agendadas anualmente a propuesta del presidente y en ellas se tratan materias previamente acordadas por el Directorio relativas a los negocios del Banco, los estados de resultado, cumplimientos normativos, gobierno interno, reportes, riesgos, y otros. Los acuerdos se adoptan en virtud de la mayoría absoluta de los directores asistentes con derecho a voto. En caso de empate, decidirá el voto de quien presida la reunión.

En 2019, el Directorio realizó 12 sesiones ordinarias y ninguna sesión extraordinaria. El promedio de asistencia de los directores a las reuniones anuales fue de 98%.

2.1.4. Parámetros de desempeño

A modo de respaldar la gestión de su Gobierno Corporativo, Banco Santander ha definido una serie de parámetros en base a los principios propuestos por el Comité de Basilea, entre ellos:

●	Supervisión cercana por parte de la Alta Dirección.

●	Estructura de la organización simple y clara.

●	Sistema de control interno robusto.

●	Determinación y monitoreo permanente de los riesgos.

●	Auditoría externa e interna independientes.

●	Supervisión de filiales.
●	The approval and periodic review of the risk appetite framework of the Bank and its subsidiaries.

The Board of Directors gathers in ordinary meetings held at least once a month, and in extraordinary meetings convened by the president or at the request of three or more directors if the president approves the need for such meeting. Directors must attend at least 75% of the annual meetings held by the Board.

The regular sessions are scheduled annually at the president’s proposition, and they deal with matters previously agreed by the Board of Directors concerning the bank's business, income statements, regulatory compliance, internal government, reports, risks, and others. Agreements are adopted by an absolute majority of the voting directors. In the event of a tie, the vote of the person presiding over the meeting shall resolve the outcome.

In 2019, the Board held 12 regular sessions and no extraordinary sessions. The average attendance of directors at annual meetings was 98%.

2.1.4. Performance parameters

To support the management of its corporate governance, Banco Santander has delimited several parameters based on the principles established by the Basel Committee, including:

●	Close supervision from the Board and senior management.

●	Simple and clear organizational structure.

●	A robust internal control system.

●	Permanent determination and monitoring of risks.

●	Independent internal and external audit.

●	Subsidiary supervision.

●	Diseño de compensación de ejecutivos con planes de largo plazo.

El cumplimiento de estos parámetros se apoya en los siguientes estándares:

●	Independencia de los directores: actualmente cinco de los integrantes del Directorio son independientes, y con la reelección propuesta aumentaría a siete dicho número, por haber dos Directores que cumplen con los requisitos exigidos por ley para detentar dicha calidad.

●	Participación: los directores son miembros activos de los comités de apoyo al Directorio, como parte de la gestión de administración.

●	Ética: todo el personal subscribe a los principios éticos del Código General de Conducta de Banco Santander. Los funcionarios directamente relacionados con los mercados de valores firman, además, un Código de Conducta especialmente diseñado para esta área.

●	Separación de funciones: para manejar efectivamente los riesgos, las áreas comerciales y de apoyo están divididas. La gestión de riesgos la realizan equipos diferentes a los comerciales y las principales decisiones de crédito son adoptadas por comités.

●	Auditoría Independiente: existe un área autónoma al interior del Banco para realizar las actividades de control.

●	Cumplimiento: un área de Cumplimiento vela por la aplicación de los códigos de ética del Banco, las normas de Gobierno Corporativo de Chile y la Ley Sarbanes-Oxley de Estados Unidos, además de los criterios de Basilea a este respecto.

●	Supervisión: el Banco es fiscalizado por la Superintendencia de Bancos e Instituciones Financieras de Chile y por la U.S. Securities and Exchange Commission (SEC).
●	Executive compensation design with long term plans.

Compliance with these parameters is based on the following standards:

●	Independence of directors: currently five of the Board members are independent, and with the reelection proposed this will increase to seven, as two Directors comply with the legal requirements of the quality.

●	Participation: directors are active members of the Board’s supporting committees as part of the administration management.

●	Ethics: all staff subscribe to Banco Santander’s Code of Ethics. Employees directly related to stock markets sign an additional code of conduct specially designed for this area.

●	Separation of functions: commercial and support areas are separated to effectively manage risks. Non-commercial teams oversee risk management, and most credit decisions are taken by committees.

●	Independent audit: there is an autonomous area within the Bank in charge of monitoring activities.

●	Compliance: a compliance area oversees the application of the Bank’s ethics codes, Chile’s Corporate Governance regulations and the United States Sarbanes-Oxley Law, as well as the corresponding Basel criteria.

●	Supervision: The Bank is monitored by the Superintendence of Banks and Financial Institutions and by the U.S. Securities and Exchange Commission (SEC).

2.2. Comités

Banco Santander Chile cuenta con ocho comités de apoyo al Directorio integrados por distintos miembros del Directorio, con el objetivo de fortalecer el desarrollo del negocio, la creación de valor y el cumplimiento corporativo. Los comités son creados y modificados por el Directorio, según se estime necesario. Sesionan regularmente, con frecuencias prestablecidas, esquemas de subrogación, estatutos y actas formales, e instancias de seguimiento, reportando su actividad al Directorio.

	FUNCIONES	INTEGRANTES	FRECUENCIA Y NÚMERO DE REUNIONES EN 2019
Comité de Directores y Auditoría	Supervisar el proceso de generación de los estados financieros de la institución y la gestión de auditores internos y externos en dicho proceso, con el fin de entregar información adecuada y precisa para accionistas, inversionistas y público en general.	Presidente: Orlando Poblete Miembros: Félix de Vicente, Rodrigo Vergara y Juan Pedro Santa María (secretario)	Mensual 12 ordinarias 2 extraordinarias

Comité ALCO	Tomar conocimiento y aprobar, según sea el caso, los riesgos y posiciones adoptadas y gestionadas por el área de gestión financiera del Banco y sus filiales en Chile.	Presidente: Rodrigo Vergara Miembros: Claudio Melandri, Óscar von Chrismar, Félix de Vicente y Alfonso Gómez	Mensual 12 ordinarias

Comité Integral de Riesgos	Proponer el marco de riesgos y políticas generales para la definición del apetito por riesgo del Banco, y supervisar la correcta identificación, medición y control de todos los riesgos de la empresa.	Presidente: Alfonso Gómez Miembros: Óscar von Chrismar, Felix de Vicente, Blanca Bustamante y Juan Pedro Santa María	Quincenal 23 sesiones ordinarias En febrero se sesionó una sola vez

Comité Estratégico	Evaluar y definir los principales objetivos y lineamientos para la elaboración del plan estratégico del Grupo. Aprobar el plan definido por la Alta Administración para el Grupo en su conjunto y para las diferentes unidades de negocio de ser el caso, además de hacer seguimiento periódico de su avance.	Presidente: Claudio Melandri Miembros: Rodrigo Vergara, Félix de Vicente, Alfonso Gómez, Lucía Santa Cruz, Blanca Bustamante y Óscar von Chrismar.	Trimestral 4 sesiones

Comité de Mercados	Tomar conocimiento de los resultados de los portafolios asociados a las carteras de negociación; realizar estimaciones de la coyuntura, tanto nacional como internacional, que pueda ser utilizada para la toma de posiciones; revisar con los gerentes de negocio el apetito por riesgo del Banco y aprobar los límites de riesgos establecidos de forma anual.	Presidente: Óscar von Chrismar Miembros: Rodrigo Vergara, Lucía Santa Cruz, Claudio Melandri y Alfonso Gómez	Mensual 12 sesiones

Comité de Análisis y Resolución	Definir y controlar el cumplimiento de las políticas, normas y objetivos generales y específicos en materia de prevención de blanqueo de capitales y financiamiento del terrorismo, en concordancia con las leyes y normas locales, como también las del Grupo Santander.	Presidente: Juan Pedro Santa María Miembros: Óscar von Chrismar y Lucía Santa Cruz	Mensual 12 sesiones

Comité de Nombramientos	Constante revisión y aplicación de las políticas y procesos de nombramiento de cargos definidos como “puestos claves” en particular, como también la revisión de éstas respecto de los demás miembros de la organización.	Presidente: Félix de Vicente Miembros: Blanca Bustamante y Óscar von Chrismar.	Trimestral 4 sesiones

Comité de Retribuciones	Constante revisión de la documentación normativa referente a la evaluación y remuneraciones de los cargos definidos como “puestos claves”, y demás miembros de la organización.	Presidente: Orlando Poblete Miembros: Alfonso Gómez y Claudio Melandri.	Trimestral 4 sesiones

2.2. Committees

Banco Santander Chile has eight committees supporting the Board, composed of different Board members with the aim of strengthening business development, value creation and corporate compliance. The committees are created and modified by the Board as deemed necessary. They meet regularly, with a pre-established frequency, subrogation schemes, statutes and formal minutes, and monitoring bodies, reporting their activity to the Board.

	FUNCTION	MEMBERS	FREQUENCY AND NUMBER OF MEETINGS (TOTAL 2019)
Directors and Audit Committee	To oversee the financial statements elaboration process of the Bank as well as the corresponding management of internal and external auditors, in order to provide adequate and accurate information for shareholders, investors and the general public.	President: Orlando Poblete Members: Félix de Vicente, Rodrigo Vergara and Juan Pedro Santa Maria (secretary)	Monthly 12 ordinary 2 extraordinary

ALCO (Asset and Liabilities Committee)	To have knowledge and approve, depending the on the case, the risks and positions adopted and managed by the Financial Management Area of the Bank and its subsidiaries in Chile.	President: Rodrigo Vergara Members: Claudio Melandri, Óscar von Chrismar, Félix de Vicente and Alfonso Gómez	Monthly 12 ordinary

Risk Committee	To propose the risk framework and the general policies necessary for the definition of the Bank's risk appetite, and to supervise the correct identification, measurement and control of all risks faced by the company.	President: Alfonso Gómez Members: Óscar von Chrismar, Félix de Vicente, Blanca Bustamante and Juan Pedro Santa Maria	Biweekly 23 regular meetings Only once in February

Strategy Committee	To assess and outline the main goals and guidelines of Santander’s Strategic Plan elaboration. To approve the plan defined by the senior management for the Santander Group as a whole and for the different business units, in addition to regularly monitoring their progress.	President: Claudio Melandri Members: Rodrigo Vergara, Félix de Vicente, Alfonso Gómez, Lucía Santa Cruz, Blanca Bustamante and Óscar von Chrismar.	Quarterly 4 meetings

Market Committee	To oversee the results of the trading investment portfolios; to make estimates of both the national and international situation that can be used for taking positions; to review with the business managers the Bank's risk appetite and to approve the risk limits established on an annual basis.	President: Óscar von Chrismar Members: Rodrigo Vergara, Lucía Santa Cruz, Claudio Melandri and Alfonso Gómez	Monthly 12 meetings

Analysis and Resolution Committee	To outline and control the compliance to the general and specific policies, rules and objectives concerning the prevention of money laundering and the funding of terrorism under local laws and regulations, as well as those of the Santander Group.	President: Juan Pedro Santa María Members: Óscar von Chrismar and Lucía Santa Cruz	Monthly 12 meetings

Appointment Committee	Constant review and implementation of policies and processes for the appointment of positions defined as “key positions”, and with regard to other members of the organization.	President: Félix de Vicente Members: Blanca Bustamante and Óscar von Chrismar.	Quarterly 4 meetings

Remuneration Committee	Constant review of the policy documentation regarding the evaluation and remuneration of positions defined as “key positions”, along other members of the organization.	President: Orlando Poblete Members: Alfonso Gómez and Claudio Melandri.	Quarterly 4 meetings

Además, el Banco cuenta con 13 comités de primera línea, algunos de los cuales reportan a la Alta Administración, al Directorio y/o a otros comités. Estos son:

●	Comité de Dirección

●	Comité Global de Cumplimiento

●	Comité de Clientes y Calidad

●	Comité de Control de Riesgos

●	Comité de Dirección de Riesgos

●	Comité Ejecutivo de Riesgos

●	Comité de Donaciones

●	Comité de Revelaciones

●	Comité de Banca Responsable, Sostenibilidad y Cultura

●	Comité de Tecnología y Operaciones

●	Comité Ejecutivo de Créditos

●	Comité Local de Comercialización

●	Comité de Archivos Normativos

Dentro de la División Jurídica de Banco Santander Chile existe un área de Gobierno Interno a cargo, entre otras materias, de prestar asesoría y seguimiento a los distintos comités ya mencionados, y de estar en constante coordinación con el Grupo a fin de alcanzar los objetivos y lineamientos que de él derivan, en cumplimiento con los más altos estándares europeos e internacionales sobre la materia.

Furthermore, the Bank has 13 frontline committees, some of which report to senior management, the Board of Directors and/or other committees. These are:

●	Management Committee

●	Global Compliance Committee

●	Customer and Quality Committee

●	Risk Control Committee

●	Risk Management Committee

●	Executive Risk Committee

●	Donations Committee

●	Disclosures Committee

●	Responsible Banking, Sustainability and Culture Committee

●	Technology and Operations Committee

●	Executive Credit Committee

●	Local Marketing Committee

●	Regulatory Archives Committee

Within the Legal Division of Banco Santander Chile, there is an area of Internal Governance that is in charge, among other matters, of providing advice and following the different committees already mentioned, and is in constant coordination with the Group to achieve its objectives and guidelines, in compliance with the highest European and international standards on the subject.

2.3. Los temas tratados por el Directorio durante el año

En línea con las mejores prácticas internacionales en materia de gobierno corporativo, se introdujeron dos modificaciones al Reglamento del Directorio:

●	Ajuste a la exigencia de asistencia mínima de los directores a las sesiones anuales, ya sea de forma presencial o remota, estableciéndose en 75%.

●	Inclusión de una referencia clara a la búsqueda de diversidad en la composición del Directorio y sus planes de sucesión mediante criterios de género, experiencia profesional, habilidades y aptitudes, entre otros.

Entre los temas más importantes revisados por el Directorio durante el año, destacan:

●	Negocio de adquirencia: Banco Santander Chile decidió entrar en el negocio de la adquirencia, y así operar tarjetas de todos los emisores, tanto bancarios como no bancarios. Para ello se requiere la creación de una sociedad de apoyo al giro, que es a la vez filial de Banco Santander Chile, quien posee un porcentaje mayoritario de las acciones de dicha sociedad. En octubre de 2019, la administración del Banco presentó al Directorio esta iniciativa, que por unanimidad aprobó la creación de dicha sociedad, con un giro único que será la operación de tarjetas de pago, ejerciendo el rol de empresa operadora u operador, según se establece en la normativa del Banco Central de Chile.

●	Ciberseguridad: Se analizó la situación del sistema financiero chileno y los resguardos con que cuenta el Banco para el monitoreo y prevención de eventos que pudieran comprometer su seguridad tecnológica. Durante 2019, el Directorio aprobó diversas políticas que regulan los temas de ciberseguridad, las que se encuentran debidamente implementadas.

2.3. Topics addressed by the Board in the year

In line with international best practices in corporate governance, two amendments were made to the Board regulations:

●	Adjust the minimum attendance requirement of directors at annual sessions, either face-to-face or remotely, to 75%.

●	Inclusion of a clear reference to the search for diversity in the composition of the Board and its succession plans through gender criteria, professional experience, skills and competences, among others.

Among the most important topics reviewed during the sessions of the Board were:

●	Acquiring business: Banco Santander Chile decided to enter into the acquiring business, and in this way operate cards of all issuers, both banking and non-banking in nature. This requires the creation of a company to support the banking business, a subsidiary of Banco Santander Chile, which holds most of the shares of that company. In October 2019, the management of the Bank presented this initiative to the Board, which unanimously approved the creation of this company, with a single banking business that will be the operation of payment cards, exercising the role of operating company or operator, as established in the regulations of the Central Bank of Chile.

●	Cybersecurity: to analyse the situation of the Chilean financial system and the Bank’s safeguards for monitoring and preventing events that could compromise its technological security. During 2019, the Board approved various policies that regulate cybersecurity issues, which have been duly implemented.

●	Cambio de la Ley General de Bancos: En enero de 2019 entró en vigencia la Ley 21.130 que Moderniza la Legislación Bancaria, introduciendo importantes modificaciones a la Ley General de Bancos, la Ley 21.000 que creó la Comisión para el Mercado Financiero, la Ley Orgánica del Banco de Estado de Chile y el Código Tributario. Se trata de uno de los cambios más importantes para el sector bancario y un desafío para quienes lo integran. El Directorio ha sido informado de estos cambios, y en la medida en que el regulador ha ido dictando la normativa, Banco Santander se ha ido adaptando a la nueva legislación.

●	Banca responsable y sostenibilidad: En línea con el trabajo que Grupo Santander desarrolla como uno de los miembros fundacionales de la iniciativa de Banca Responsable de UNEP-FI, durante 2019 el Directorio aprobó la Política General de Sostenibilidad y la Política de cambio climático y gestión ambiental. Asimismo, creó el Comité de Banca Responsable, Sostenibilidad y Cultura, organismo encargado de estas materias.

●	Adquisición de 51% de Santander Consumer Chile: A propuesta del Directorio, en Junta Extraordinaria de Accionistas de Banco Santander-Chile celebrada el 27 de agosto de 2019, se acordó la aprobación de la adquisición de 51% de las acciones emitidas por Santander Consumer Chile S.A, transacción que fue aprobada por la CMF en noviembre del mismo año. El Banco concretó la compra el 27 de noviembre de 2019, con lo cual Santander Consumer S.A. pasó a ser filial del Banco y una sociedad de apoyo al giro.

●	Cancelación inscripción de Agencia de Valores: En 2018 Banco Santander Chile decidió cancelar la inscripción de Santander Agente de Valores presentando la solicitud correspondiente ante la Comisión para el Mercado Financiero. También solicitó autorización para constituir como filial una sociedad de asesorías financieras utilizando el vehículo legal de la agencia. Así, en sesión de octubre de 2018, el Directorio acuerda modificar los estatutos sociales una vez obtenida la autorización del regulador. Dicha autorización se otorgó en abril de 2019 y en noviembre la cancelación en el registro, por lo cual la razón social y objeto de la sociedad Santander Agencia de Valores Limitada se modificó el 18 de diciembre de 2019, pasando a llamarse Santander Asesorías Financieras Limitada.
●	Change of the General Banking Law: in January 2019 the Law 21.130 was enforced, modernizing banking legislation, introducing important amendments to the General Banking Law, the Law 21.000 that created the Commission for the Financial Market, the Organic Law of the Banco de Estado de Chile and the Tributary Code. This is one of the most significant changes for the banking sector and a challenge for its members. The Board has been informed of these changes, and as the regulator dictates guidelines, Banco Santander has been adapting to the new legislation.

●	Responsible Banking and Sustainability: in line with the work that Grupo Santander develops as one of the founding members of the Responsible Banking initiative of UNEP-FI, during 2019 the Board approved the General Sustainability Policy and the climate change and environmental management policy. It also created the Responsible Banking, Sustainability and Culture Committee, which is responsible for these matters.

●	Acquisition of 51% of Santander Consumer Chile: At the Board’s proposal in an Extraordinary Shareholders' Meeting of Banco Santander-Chile held on August 27th, 2019, the acquisition of 51% of the shares issued by Santander Consumer Chile S. A was approved, a transaction which was approved by the Financial Market Commission (CMF) in November of the same year. The Bank completed the purchase on November 27, 2019, with which Santander Consumer S. A. became a subsidiary of the Bank and a support company for the banking business.

●	Cancellation of Securities Agency registration: in 2018 Banco Santander Chile decided to cancel the registration of Santander Securities Agent by submitting the corresponding application to the Financial Market Commission. It also requested authorization to set up a financial advisory company as a subsidiary using the agency's legal vehicle. Thus, at the October 2018 session, the Board of Directors agreed to amend the by-laws once the regulator’s authorization has been obtained. This authorization was granted in April 2019 and in November the cancellation in the registry, for which reason the company name and objective of Santander Agencia de Valores Limitada was modified on December 18, 2019, and renamed Santander Asesorías Financieras Limitada.

2.4. Inducción y Capacitación del Directorio

A fin de hacer más expedita y eficiente la incorporación de nuevos miembros al Directorio de Santander Chile, el banco cuenta con un Procedimiento de Inducción para Nuevos Directores. Éste contempla la entrega de documentación de interés para el correcto desempeño de sus cargos y una serie de reuniones con gerentes divisionales de cada área a fin de interiorizarse de las funciones y responsabilidades de estas unidades dentro de la organización.

Por otra parte, los directores reciben capacitación impartida por expertos en materias que son contingentes o de interés para el Banco, a fin de robustecer la toma de decisiones y dirección de gobierno. Durante 2019, el Directorio recibió capacitación anual en los siguientes temas:

2.4. Induction and training of the Board

To make the incorporation of new members into the Board of Santander Chile more expeditious and efficient, the Bank has an induction procedure for new directors. It includes the delivery of documentation of interest for the proper performance of their duties and a series of meetings with divisional managers of each area to internalize the roles and responsibilities of these units within the organization.

Moreover, directors are trained by experts in contingent matters or of interest to the Bank to strengthen decision-making and governance. During 2019, the Board received annual training on the following topics:

Temas de capacitación del Directorio en 2019

Tema	Descripción	Duración (minutos)
Banca responsable y Sostenibilidad	Presentación de la Política de Cambio Climático y Gestión Medio Ambiental. Instrucción sobre los criterios de Santander Chile en relación a iniciativas de protección del medio ambiente, mitigación de los efectos del cambio climático y de los impactos generados por las actividades de la institución.	45

Cumplimiento	Profundización en torno a las funciones de Cumplimiento, abarcando los riesgos de prevención de blanqueo de capitales; gobierno de productos y protección al consumidor; riesgo regulatorio y riesgo reputacional.	30

Transformación digital	Tema planteado a los directores como prioritario y en permanente revisión. La capacitación aborda cómo el Banco lleva a cabo inversión en transformación digital, de acuerdo a compromisos presupuestarios y las expectativas de los accionistas. Se explica la creación de comités y mesas de trabajo para abordar temas de transformación digital, además del proceso de Planificación Estratégica del Banco que prioriza las iniciativas a financiar según su relevancia estratégica y criticidad.	30

Benchmark con principales bancos retail del país a octubre de 2019	Capacitación a solicitud de los directores, para una mejor comprensión en lo que refiere a iniciativas estratégicas, colocaciones, volúmenes, utilidad del ejercicio, número de empleados, sucursales, cuentas corrientes, principales partidas del balance, y otros.	30

Capacitación en ciberseguridad	Durante el año, el Directorio se capacitó en diversos temas, incluyendo incidencias y vulnerabilidades en ciberseguridad, sus impactos, y las mejoras a implementar en gestión y prevención, entre otros.	150

Board training topics in 2019

Topic	Overview	Duration (minutes)
Responsible Banking and Sustainability	Presentation of Climate Change Policy and Environmental Management. Instruction of Santander Chile criteria regarding environmental protection initiatives, mitigation of the effects of climate change and the impacts generated by the activities of the institution.	45

Compliance	Deepening of compliance functions, covering the risks of money laundering prevention; product governance and consumer protection; regulatory risk and reputational risk.	30

Digital transformation	Topic raised to directors as a priority and under ongoing review. The training addresses how the Bank carries out investment in digital transformation, according to budget commitments and shareholder expectations. It explains the creation of committees and working groups to address issues of digital transformation, in addition to the Bank's strategic planning process that prioritizes the initiatives to be financed according to their strategic relevance and criticality.	30

Benchmark with major retail banks in the country as of October 2019	Training at the request of directors, for a better understanding of strategic initiatives, loans, volumes, profit for the year, number of employees, branches, current accounts, main balance sheet items, and others.	30

Cybersecurity training	During the year, the Board was trained on various topics, including incidents and vulnerabilities in cybersecurity, their impacts, and improvements to be implemented in management and prevention, among others.	150

2.5. Auto-evaluación del Directorio

El Directorio debe realizar anualmente un proceso de autoevaluación, en cumplimiento con las normas dictadas por la autoridad bancaria del país. Este proceso puede realizarse de manera interna o ser encargado a un tercero. La autoevaluación de 2019 se realizó de manera interna mediante un cuestionario preparado por Alfredo Enrione para el ESE Bussines School de la Universidad de los Andes. En sesión de diciembre se presentaron los resultados de este proceso, que evaluó el clima interno, los procesos de capacitación e inducción, la agenda de trabajo, la calidad de la información para el Directorio, y la relación de este órgano con la estrategia, grupos de interés, y riesgos. Los directores acordaron que los temas a trabajar serán revisados en el Comité Estratégico.

2.5. Self-assessment of the Board

The board must conduct an annual self-assessment process, in compliance with the rules issued by the Chilean banking authority. This process can be done internally or commissioned by a third party. The 2019 self-assessment was carried out internally through a questionnaire prepared by Alfredo Enrione for the ESE Bussines School of the Universidad de Los Andes. In the session held in December, the results of this process were presented, which evaluated the internal climate, the training and induction processes, the work agenda, the quality of information for the Board and its relation with the strategy, stakeholders, and risks. The directors agreed that the topics to be worked on will be reviewed by the Strategy Committee.

2.6. Remuneración del Directorio

La remuneración de los miembros del Directorio es anualmente decidida por la Junta de Accionistas. La remuneración de 2019 se resolvió en una Junta Ordinaria de Accionistas celebrada el 26 de abril de 2017 y ratificada desde entonces.

Miembros del Directorio	Remuneración mensual (en UF)	Remuneración adicional por integración de comités (en UF)
Claudio Melandri (presidente)	500	0*

Rodrigo Vergara (Primer vicepresidente)	375	60 UF Comité ALCO (mensual) 115 UF Comité de Directores y Auditoría (mensual) 30 UF Comité de Mercados (mensual) 30 UF Comité Estratégico (trimestral)

Orlando Poblete (Segundo vicepresidente)	375	230 UF Comité de Directores y Auditoría (mensual) 60 UF Comité de Retribuciones (trimestral)

Félix de Vicente	250

30 UF Comité ALCO (mensual)

115 UF Comité de Directores y Auditoría (mensual)

30 UF Comité Estratégico (trimestral)

60 UF Comité de Nombramientos (trimestral)

15 UF Comité Integral de Riesgos (quincenal)

Lucía Santa Cruz	250	30 UF Comité Estratégico (trimestral) 30 UF Comité Análisis y Resolución (mensual) 30 UF Comité de Mercados (mensual)

Alfonso Gómez	250	30 UF Comité ALCO (mensual) 30 UF Comité Integral de Riesgos (quincenal) 30 UF Comité Estratégico (trimestral) 30 UF Comité de Mercados (mensual) 30 UF Comité de Retribuciones (trimestral)

Juan Pedro Santa Maria	250	60 UF Comité Análisis y Resolución (mensual) 15 UF Comité Integral de Riesgos (quincenal)

Ana Dorrego	0**	0**

Rodrigo Echenique	250	0***

Blanca Bustamante (suplente)	250	15 UF Comité Integral de Riesgos (quincenal) 30 UF Comité Estratégico (trimestral) 30 UF Comité de Nombramientos (trimestral)

Óscar Von Chrismar (suplente)	250

15 UF Comité Integral de Riesgos (quincenal)

60 UF Comité de Mercados (mensual)

30 UF Comité ALCO (mensual)

30 UF Comité Estratégico (trimestral)

30 UF Comité de Nombramientos (trimestral)

30 UF Comité Análisis y Resolución (mensual)

*	Claudio Melandri renunció voluntariamente a percibir su remuneración por asistencia a comités de ayuda al Directorio.
**	Ana Dorrego de Carlos no percibe remuneración por ser directivo del Banco Santander, SA (España).
***	Rodrigo Echenique no pertenece a ningún Comité de Directores.

2.6. Board Fees

The remuneration of Board members is decided annually by the Shareholders' Meeting. In 2019 fees were agreed at an Ordinary Shareholders' Meeting held on April 26th, 2017 and ratified since then.

Board members	Monthly stipend (in UF)	Additional monthly stipend for integration of committees (in UF)
Claudio Melandri (President)	500	0*

Rodrigo Vergara (First vice-chairman)	375	UF 60 ALCO Committee (monthly) UF 115 Audit Committee (monthly) UF 30 Markets Committee (monthly) UF 30 Strategy Committee (quarterly)

Orlando Poblete (Second vice-chairman)	375	UF 230 Audit Committee (monthly) UF 60 Remuneration Committee (quarterly)

Felix de Vicente	250	UF 30 ALCO Committee (monthly) UF 115 Audit Committee (monthly) UF 30 Strategy Committee (quarterly) UF 60 Management Appointment Committee (quarterly) UF 15 Integral Risk Committee (fortnightly)

Lucía Santa Cruz	250	UF 30 Strategy Committee (quarterly) UF 30 Analysis and Resolution Committee (monthly) UF 30 Markets Committee (monthly)

Alfonso Gómez	250	UF 30 ALCO Committee (monthly) UF 30 Integral Risk Committee (fortnightly) UF 30 Strategy Committee (quarterly) UF 30 Markets Committee (monthly) UF 30 Remuneration Committee (quarterly)

Juan Pedro Santa Maria	250	UF 60 Analysis and Resolution Committee (monthly) UF 15 Risk Committee (fortnightly)

Ana Dorrego	0**	0**

Rodrigo Echenique	250	0***

Blanca Bustamante (alternate)	250	UF 15 Integral Risk Committee (fortnightly) UF 30 Strategy Committee (quarterly) UF 30 Management Appointment Committee (quarterly)

Óscar Von Chrismar (alternate)	250

UF 15 Integral Risk Committee (fortnightly)

UF 60 Markets Committee (monthly)

UF 30 ALCO Committee (monthly)

UF 30 Strategy Committee (quarterly)

UF 30 Management Appointment Committee (quarterly)

UF 30 Analysis and Resolution Committee (monthly)

*	Claudio Melandri voluntarily resigned from receiving his remuneration for attendance at Board support committees.
**	Ana Dorrego de Carlos does not receive compensation as she is a director of Banco Santander, SA (Spain).
***	Rodrigo Echenique does not belong to any Board Committee.

2.7. Reconocimientos de nuestro gobierno corporativo

En 2019 el Banco recibió varios reconocimientos por su gobierno corporativo. Lo más destacable fue por Capital Finance International y por el estudio realizado por Ernst & Young y la Bolsa de Comercio de Santiago e Instituto de directores de Chile.

2.7. Recognitions for our corporate governance

In 2019 the Bank received various awards for corporate governance. The most important ones were from Capital Finance International and from a study by Ernest & Young, the Santiago Stock Exchange and the Institute of directors of Chile.